Gadsden Growth Properties, Inc.

15150 N. Hayden Road

Suite 220

Scottsdale, Arizona 85260

Tel: (480) 750-8700

May 14, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gadsden Growth Properties, Inc.
Registration Statement on Form S-11
File No.: 333- 214575
Request for Withdrawal of Registration Statement on Form S-11

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Gadsden Growth Properties, Inc. (the “Company”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the Company’s Registration Statement on Form S-11 (File No.: 333- 214575), initially filed with the Commission on November 10, 2016, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement has not been declared effective by the Commission, and none of the Company’s securities have been sold pursuant to the Registration Statement. The Company is seeking withdrawal of the Registration Statement, as the Company’s marketing efforts in connection with a public offering did not garner sufficient investor interest and the Company no longer has the opportunity to purchase the properties described in the Registration Statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments relating to this request for withdrawal, please contact our attorney, Richard M. Morris of Herrick, Feinstein LLP, at (212) 592-1400.

Very truly yours,

GADSDEN GROWTH PROPERTIES, INC.

/s/ John E. Hartman
John E. Hartman
Chief Executive Officer